Exhibit 31.3

Aston Bell Certified Public Accountant

545 8th Avenue, Suite 402 New York, NY 10018 Tel. (212) 957-7385 17 Academy Street, Suite 1008 Newark, NJ 07102 Tel. (973) 824-5832

Independent Accountant’s Report

Lehman ABS Corporation, as Depositor
745 Seventh Avenue
New York, New York 10019

U.S. Bank Trust National Association, as Trustee
Corporate Trust Department
100 Wall Street
New York, NY 10005

Re:                               Corporate Backed Trust Certificates, Goldman Sachs Capital I
Securities-Backed Series 2004-4 Trust (the “Trust”)

Ladies and Gentlemen:

We have examined assertions of Lehman ABS Corporation (the “Depositor”) and U.S. Bank National Association, (the “Trustee” and, together with the Depositor’ the “Management”) that the Depositor and the Trustee have complied, in all material respects, with the provisions of the Standard Terms for Trust Agreements dated as of January 16, 2001, as supplemented by a series supplement dated as of February 25, 2004 in respect of the Corporate Backed Trust Certificates, Goldman Sachs Capital I Securities-Backed Series 2004-4 Trust (the “Trust”), as supplemented by a supplement to the series supplement dated as of March 10, 2004 (together, the “Trust Agreement”), during the period covered by the annual report on Form 10-K filed by the Depositor on behalf of the Trust for the year ended December 31, 2008 (the “Annual Report”). Management is responsible for compliance with the Trust Agreement. Our responsibility is to express an opinion on Management’s assertions based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Depositor’s and the Trustee’s compliance with the Trust Agreement and performing such other procedures as considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

For the year ended December 31, 2008, the Depositor did not file a certain required Periodic Report, Form I0-K, on a timely basis, with the United States Securities and Exchange Commission. In addition, the Depositor is a wholly-owned indirect subsidiary of Lehman Brothers Holdings Inc., which filed a voluntary petition for relief under Chapter 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York on September 15, 2008. Also, The Trust assets are held by the Trustee through an account at the Depository Trust Company. No liens, encumbrances, or adverse interests have been placed upon the assets of the Trust.

In our opinion, except for the non-timely filing of a certain Periodic Report as mentioned in the preceding paragraph, the Depositor and the Trustee have complied, in all material respects, with the Trust Agreement during the period covered by the Annual Report and Management’s assertions with respect to such compliance are fairly stated, in all material respects, for the year ended December 31, 2008.

/s/ Aston Bell, CPA
New York, New York
July 6, 2009